

September 11, 2013

Via E-mail
Michael E. Mercer
Senior Vice President and Chief Financial Officer
EV Energy Partners, L.P.
1001 Fannin Street, Suite 800
Houston, Texas 77002

Re: **EV Energy Partners, L.P.**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 1-33024

Dear Mr. Mercer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8 Financial Statements and Supplementary Data, page 61

Note 19 Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil, Natural Gas and Natural Gas Liquids Reserves (Unaudited), page 88

1.   Your disclosure of the standardized measure of discounted future net cash flows does not appear to include the cost associated with the abandonment of your oil and gas assets as part of the future development costs. Please tell us how you have considered the inclusion of such costs in the preparation of the standardized measure. Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Exhibit 99.1

2.   The reserves report contains references to additional supplemental information not included in Exhibit 99.1 for example grand total summaries, reserve estimates and economic forecasts and composite rate-time history-forecast curves by reserve category. Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.1. For additional information about the content of the third party report, please refer to paragraph 3(e) on page 72 of section IV.B in the Adopting Release contained in the Modernization of Oil and Gas Reporting, Final Rule. The Adopting Release may be found at http://www.sec.gov/rules/final/2008/33-8995.pdf.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin at (202) 551-3699 if you have questions regarding engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant